# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradigm Inc., CIK 0001124804
CUSIP: 01988P108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 222 Merchandise Mart, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 02/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001266227
Persons authorized to receive notices and communications: Paul Malek, Stonehill Capital Management, LLC, 320 Park Ave. 26th Floor, New York, New York (NY), 10022, (212) 739-7474; Louis Rambo & Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (202) 416-6878

## Reporting persons
- Stonehill Capital Management LLC (CIK 0001266227): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Stonehill Master Fund Ltd. (CIK 0001454870): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 9,656,893; sole dispositive power 0; shared dispositive power 9,656,893; aggregate amount beneficially owned 9,656,893 (9% of the class)
- Stonehill Institutional Partners, L.P. (CIK 0001052161): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,485,090; sole dispositive power 0; shared dispositive power 11,485,090; aggregate amount beneficially owned 11,485,090 (10.7% of the class)
- John Motulsky (CIK 0001266230): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Jonathan Sacks (CIK 0001388803): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Peter Sisitsky (CIK 0001454846): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Michael Thoyer (CIK 0001582442): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Michael Stern (CIK 0001600910): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Samir Arora (CIK 0002015106): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Garrett Zwahlen (CIK 0002014853): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Veradigm Inc.
Address of issuer's principal executive offices: 222 Merchandise Mart, Chicago, Illinois (IL), 60654

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons (the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Veradigm Inc. (the "Issuer"):

(i) Stonehill Capital Management LLC ("Management")
(ii) Stonehill Master Fund Ltd. ("Master Fund")
(iii) Stonehill Institutional Partners, L.P. ("Fund")
(iv) John Motulsky ("Motulsky")
(v) Jonathan Sacks ("Sacks")
(vi) Peter Sisitsky ("Sisitsky")
(vii) Michael Thoyer ("Thoyer")
(viii) Michael Stern ("Stern")
(ix) Samir Arora ("Arora")
(x) Garrett Zwahlen ("Zwahlen")
Residence or business address: The address of the principal business office of each Reporting Person is c/o Stonehill Capital Management LLC, 320 Park Avenue, 26th Floor, New York, NY 10022
Present principal occupation or employment: Management's principal occupation is to provide administrative, management and investment advisory services to private funds. Master Fund and Fund's principal occupation is to invest in securities. Each of Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen serves as a principal of Management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Management is a Delaware limited liability company. Master Fund is a Cayman Islands corporation. Fund is a Delaware limited partnership. Each of Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported on this Schedule 13D were acquired for an aggregate purchase price of $149.7 million. The source of funds was the working capital of Master Fund and Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock set forth in this Schedule 13D and hold their shares of Common Stock for investment purposes.

Although the Reporting Persons do not currently have any specific plans or proposals with respect to the Issuer, consistent with their investment intent, representatives of the Reporting Persons may privately communicate with the Issuer's management and board of directors (the "Board") about the Issuer's Board composition (which the Issuer has requested), and possibly also with respect to other ways of seeking to maximize stockholder value, which may include, but are not limited to, the Issuer's operations, management, capital structure and/or corporate structure, capital allocation, organizational documents, plans and strategy. Such communications may be conducted by representatives of the Reporting Persons pursuant to appropriate confidentiality or similar agreements.

On February 13, 2025, the Issuer amended the Stockholder Rights Agreement, dated as of February 26, 2024 and as previously amended as of May 10, 2024 (as amended through February 13, 2025, the "Rights Agreement"), by and between the Issuer and the Rights Agent (as defined in the Rights Agreement). Pursuant to the Rights Agreement, the Reporting Persons will be deemed "Passive Investors" as defined in the Rights Agreement after, and despite, the filing of this Schedule 13D by the Reporting Persons and the taking of any actions described in this Item 4 by the Reporting Persons or their representatives. The Reporting Persons previously reported their ownership of the Issuer's Common Stock on Schedule 13G and are filing this Schedule 13D out of an abundance of caution solely in light of the aforementioned communications to be held at the request of the Issuer, which could be deemed to result in the Reporting Persons no longer being eligible to report their ownership of the Common Stock on Schedule 13G pursuant to Rule 13d-1(c). The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are not eligible to continue to report their ownership of the Issuer's Common Stock on a Schedule 13G pursuant to Rule 13d-1(c).

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 107,639,978 shares of Common Stock outstanding as of April 9, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2024, and assumes the conversion of the 0.875% Convertible Senior Notes due 2027 of the Issuer (the "Notes") held by the Reporting Persons at the conversion rate of 75.0962 shares of Common Stock per $1,000 principal amount of the Notes (subject to adjustment pursuant to the terms of the Notes).

The Master Fund directly holds 9,612,586 shares of Common Stock and an aggregate principal amount of $590,000 of the Notes. The Fund directly holds 11,435,151 shares of Common Stock and an aggregate principal amount of $665,000 of the Notes. Management is the manager of the Fund and the Master Fund. Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen are the managing members of Management.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transaction in shares of Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons are the beneficial owners of $1.255 million aggregate principal amount of the Issuer's 0.875% Convertible Senior Notes due 2027. The Notes are convertible into shares of the Issuer's Common Stock at a conversion rate of 75.0962 shares of Common Stock per $1,000 principal amount of Notes (subject to adjustment pursuant to the terms of the Notes). Based on this conversion rate, the Notes beneficially owned by the Reporting Persons are currently convertible into an aggregate of 94,246 shares of Common Stock.

The Notes bear interest at a rate of 0.875% per annum, payable semi annually, and mature on January 1, 2027, unless converted, redeemed or repurchased in accordance with their terms. The indenture governing the Notes contains customary provisions regarding adjustments to the conversion rate and events of default.

The above description of the Notes is qualified in its entirety by reference to the terms of the Notes, the form of which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement

Exhibit 2 Power of Attorney

Exhibit 3 Form of 0.875% Convertible Senior Note due 2027 (incorporated by reference Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2019)

## Signatures
- Stonehill Capital Management LLC: /s/ Paul D. Malek, Paul D. Malek, an Authorized Signatory of a Member (02/21/2025)
- Stonehill Master Fund Ltd.: /s/ Paul D. Malek, /s/ Paul D. Malek, an Authorized Signatory of Stonehill General Partner, LLC, its investment adviser (02/21/2025)
- Stonehill Institutional Partners, L.P.: /s/ Paul D. Malek, Paul D. Malek, an Authorized Signatory of Stonehill General Partners, LLC, its general partner (02/21/2025)
- John Motulsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for John Motulsky (02/21/2025)
- Jonathan Sacks: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Jonathan Sacks (02/21/2025)
- Peter Sisitsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Peter Sisitsky (02/21/2025)
- Michael Thoyer: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Thoyer (02/21/2025)
- Michael Stern: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Stern (02/21/2025)
- Samir Arora: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Samir Arora (02/21/2025)
- Garrett Zwahlen: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Garrett Zwahlen (02/21/2025)
Comment: * The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.